```
                         UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 13F

                      FORM 13F COVER PAGE
```

Report for the Calendar Year or Quarter Ended: June 30, 2008

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):   [ ] is a restatement.
                                    [ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Ave., S.E.
                           Cedar Rapids, IA 52407

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Dianne M. Lyons
Title: Vice President & Chief Financial Officer
Phone: 319-399-5700

Signature, Place and Date of Signing:

/s/ Dianne M. Lyons   Cedar Rapids,   IA   07/29/2008

Dianne M. Lyons

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this
reporting manager are reported in this report and a portion are reported by
other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 65

Form 13F Information Table Value Total: $145,912 (in thousands)

List of Other Included Managers: NONE

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AT&T Inc	Common	00206R102	3,374	100,160	SH		Sole		100,160		
Abbott Laboratories	Common	002824100	9,270	175,000	SH		Sole		175,000		
Agilysys Inc	Common	00847J105	3,829	337,666	SH		Sole		337,666		
Alliant Energy Corporation	Common	018802108	4,187	122,200	SH		Sole		122,200		
American Strategic Inc Port II	Common	030099105	265	25,420	SH		Sole		25,420		
Anheuser-Busch Companies Inc	Common	035229103	248	4,000	SH		Sole		4,000		
BCE Inc	Common	05534B760	516	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E106	779	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505104	3,342	140,000	SH		Sole		140,000		
Bemis Company Inc	Common	081437105	704	31,400	SH		Sole		31,400		
Boeing Company	Common	097023105	2,957	45,000	SH		Sole		45,000		
Burlington Northern Santa Fe	Common	12189T104	1,614	16,158	SH		Sole		16,158		
Cincinnati Financial Corp	Common	172062101	8,135	320,276	SH		Sole		320,276		
ConocoPhillips	Common	20825C104	949	10,059	SH		Sole		10,059		
Cummins Inc	Common	231021106	5,122	78,180	SH		Sole		78,180		
Dean Foods Company	Common	242370104	947	48,261	SH		Sole		48,261		
Del Monte Foods Co	Common	24522P103	143	20,097	SH		Sole		20,097		
Dow Chemical Company	Common	260543103	5,237	150,000	SH		Sole		150,000		
Duke Energy Corporation	Common	26441C105	2,576	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011104	623	12,600	SH		Sole		12,600		
Exxon Mobil Corporation	Common	30231G102	3,525	40,000	SH		Sole		40,000		
FairPoint Communications	Common	305560104	8	1,054	SH		Sole		1,054		
Federal-Mogul Corp	Common	313549404	1,104	68,457	SH		Sole		68,457		
Fidelity National Information	Common	31620M106	360	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R105	280	22,201	SH		Sole		22,201		
Arthur J Gallagher & Co	Common	363576109	249	10,321	SH		Sole		10,321		
General Electric Company	Common	369604103	7,340	275,000	SH		Sole		275,000		
Great Plains Energy Inc	Common	391164100	500	19,787	SH		Sole		19,787		
H J Heinz Company	Common	423074103	2,153	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516106	1,760	35,000	SH		Sole		35,000		
Hospira Inc	Common	441060100	642	16,000	SH		Sole		16,000		
IDEARC INC	Common	451663108	7	2,799	SH		Sole		2,799		
Intel Corporation	Common	458140100	859	40,000	SH		Sole		40,000		
JPMorgan Chase & Co	Common	46625H100	1,981	57,736	SH		Sole		57,736		
Johnson & Johnson	Common	478160104	1,930	30,000	SH		Sole		30,000		
Keycorp	Common	493267108	494	45,000	SH		Sole		45,000		
Medtronic Inc	Common	585055106	518	10,000	SH		Sole		10,000		
Mirant Corporation	Common	60467R100	1,110	28,342	SH		Sole		28,342		
Newell Rubbermaid Inc	Common	651229106	768	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086107	1,704	40,000	SH		Sole		40,000		
Old Republic International Cor	Common	680223104	3,016	254,690	SH		Sole		254,690		
Owens Corning Inc	Common	690742101	4,565	200,644	SH		Sole		200,644		
Penwest Pharmaceuticals Co.	Common	709754105	81	30,000	SH		Sole		30,000		
PepsiCo Inc	Common	713448108	1,272	20,000	SH		Sole		20,000		
Pfizer Inc	Common	717081103	699	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078100	244	8,329	SH		Sole		8,329		
Procter & Gamble Company	Common	742718109	4,622	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263105	800	19,131	SH		Sole		19,131		
QCR Holdings Inc	Common	74727A104	1,041	83,181	SH		Sole		83,181		
Royal Dutch Shell ADR	Common	780259206	2,451	30,000	SH		Sole		30,000		
SAFECO Corporation	Common	786429100	3,126	46,550	SH		Sole		46,550		
Schering-Plough Corporation	Common	806605101	197	10,000	SH		Sole		10,000		
Spectra Energy Corporation	Common	847560109	2,130	74,096	SH		Sole		74,096		
Terra Industries Inc.	Common	880915103	1,578	31,969	SH		Sole		31,969		
Treehouse Foods Inc	Common	89469A104	234	9,652	SH		Sole		9,652		
UAL Corporation	Common	902549807	71	13,678	SH		Sole		13,678		
U S Bancorp	Common	902973304	20,856	747,784	SH		Sole		747,784		
Vectren Corporation	Common	92240G101	832	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V104	1,982	55,997	SH		Sole		55,997		
Wachovia Corporation	Common	929903102	466	30,008	SH		Sole		30,008		
Wells Fargo & Company	Common	949746101	5,940	250,086	SH		Sole		250,086		
Windstream Corporation	Common	97381W104	160	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W108	5,498	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B100	1,806	90,000	SH		Sole		90,000		
Montpelier Re Holdings Ltd	Common	G62185106	136	9,189	SH		Sole		9,189		

Report Summary   Data Records 65   145,912   0 other managers on whose behalf report is filed

</TABLE>